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                                                                       EXHIBIT 3


                      [SCHULTE ROTH & ZABEL LLP LETTERHEAD]


                                                           October 26, 2001

VIA FACSIMILE

The Quizno's Corporation
1415 Larimer Street
Denver Colorado 80202
Attention: Mr. Mark Bromberg, Chairman of the Special Committee

                  RE:      THE QUIZNO'S CORPORATION

Dear Mr. Bromberg:

                  Bill Fagan has asked me to respond to your letter of October 22, 2001, to our client FCI. First, however, Bill has also asked me to convey his appreciation for your statements to him of your personal efforts and desire to discharge your obligations fully to the minority shareholders and for arranging for Rick Schaden to contact Bill to set up a meeting. As you know, Bill has been asking for such a meeting for months. Bill expects to arrange for that meeting based on an understanding that the Company will suspend processing the Schaden proposal pending the outcome of those discussions, and FCI will likewise continue to hold in abeyance its various legal and other actions. As you know, the Committee's counsel advised me last week that Quizno's had suspended those efforts. We are now faced with yet another SEC filing contrary to that representation.

                  I now turn to addressing your letter. Rather than unduly elevating the issue of the feasibility of the FCI proposal, the Committee should focus intently on the essence of the matter, namely that the FCI proposal is a fully financed proposal at a price that is 25% higher than the one that the Committee accepted from the Schadens. It is, to say the least, bizarre that the Company and the Committee chose to delete this information from its most recent SEC filing. How can the Committee imagine that disclosure of an offer of this magnitude would not be material to the minority shareholders of the Company? In addition, the filing failed to point out that the FCI proposal is non-coercive, in


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The Quizno's Corporation
October 26, 2001
Page 2


contrast to the Schaden proposal, and that the Committee had refused to enter into negotiations or even specify what are the appropriate circumstances for those negotiations.

                  Instead, the Committee dwells on the only condition to the FCI proposal, namely the requirement of a put virtually identical to the put that Quizno's granted to Levine Lichtman to support the Schaden proposal. It is unconscionable for the Committee to reject the FCI proposal merely because of a bar that the Committee allowed to be created in furtherance of the Schaden proposal. Effectively, the Committee has created a wildly uneven playing field favoring the Schadens to the disadvantage of the minority shareholders. In any event, irrespective of the perceived feasibility of the FCI proposal, FCI believes that the Committee, in serving the interests of the minority shareholders of the Company, should announce that the Committee is withdrawing its support for the Schaden proposal and has commenced negotiations with FCI.

                  Furthermore, FCI doesn't believe it makes any sense to initiate negotiations with Levine Lichtman at this time. There is no transaction for which Levine Lichtman approval can even be sought. In fact, your letter states that the Committee is unwilling to and does not even have the authority to enter into negotiations except "under appropriate circumstances," which circumstances the Committee has not identified.

                  If by your letter you were suggesting that FCI remunerate Levine Lichtman for any waiver, the amount of the remuneration would be deducted from the amount that FCI is willing to pay the minority shareholders to obtain Levine Lichtman's consent. In that event, FCI, of course, has to know at what price and on what terms would the FCI proposal be acceptable. Conversely, if Levine Lichtman's concerns are not at odds with those of the minority shareholders, then FCI is very confident that an accommodation can be reached with Levine Lichtman once an agreement is reached with the Company and the Schadens.

                  FCI looks forward to resolving this matter and giving the minority shareholders the opportunity to participate in a superior transaction.

                                                     Very truly yours,

                                                     /s/ Andre Weiss

                                                     Andre Weiss



/cmd

cc:      Mr. William Fagan (via facsimile)
         Lexi Methvin, Esq. (via facsimile)